

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2018

Brian S. Murphy
Chief Executive Officer and Chief Medical Officer
Nemus Bioscience, Inc.
600 Anton Blvd., Suite 1100
Costa Mesa, CA 92626

     Re: Nemus Bioscience, Inc.
         Registration Statement on Form S-1
         Filed March 23, 2018
         File No. 333-223895

Dear Dr. Murphy:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Chris Edwards at (202) 551-6761 with any questions.

                         Division of Corporation Finance
                         Office of Healthcare & Insurance

cc: Mark C. Lee